UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Under Armour, Inc.

(Name of Issuer)

Class A Common Stock, $0.0003 1/3 par value per share

(Title of Class of Securities)

                                          904 311 107

(CUSIP Number)

Kevin A. Plank

President, Chief Executive Officer and Chairman

Under Armour, Inc.

1020 Hull Street

3rd Floor

Baltimore, MD 21230

(410) 454-6428

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                         June 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 1)

CUSIP No. 904 311 107	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin A. Plank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,250,100*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,250,100*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,250,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON* IN

* Includes 100 shares of Class A Common Stock owned directly by the Reporting Person, 12,401,025 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 12,401,025 shares of Class B Common Stock owned directly by the Reporting Person, and 848,975 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 848,975 shares of Class B Common Stock owned by two entities of which the Reporting Person is the managing member.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 904 311 107	13D	Page 3 of 6

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the original Schedule 13D dated November 23, 2005 (the “Original Schedule 13D”) relating to shares of Class A Common Stock, par value $0.0003 1/3 (the “Class A Common Stock”), of Under Armour, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is located at 1020 Hull Street, 3rd Floor, Baltimore, MD 21230. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D.

Items 3, 4, 5(a), 6 and 7 of the Original Schedule 13D are hereby amended and supplemented to include the following:

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

All of the shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Person were acquired in connection with the Issuer’s initial public offering of its Class A Common Stock which closed on November 23, 2005. Prior to the Issuer’s initial public offering, the Reporting Person owned 16,200,000 shares of the Issuer’s Class A Common Stock.

In connection with the Issuer’s initial public offering, the Reporting Person sold 1,000,000 shares of Class A Common Stock in the initial public offering, and exchanged his remaining shares of Class A Common Stock for shares of Class B Common Stock (the “Class B Common Stock”), on a one-for-one basis. In addition, upon the consummation of the Issuer’s initial public offering, the Issuer granted to each full-time employee of the Issuer who had been continuously employed by the Issuer since April 30, 2005, including the Reporting Person, 100 shares of the Issuer’s Class A Common Stock.

On June 1, 2006, the Reporting Person sold 1,950,000 shares of Class A Common Stock in a registered public offering.

As a result of these transactions, the Reporting Person beneficially owns 13,250,000 shares of Class B Common Stock and 100 shares of Class A Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis under certain circumstances, including at the option of the Reporting Person. Accordingly, the Reporting Person is deemed to be the beneficial owner of 13,250,100 shares of the Issuer’s Class A Common Stock.

Item 4.	Purpose of Transaction.

This Amendment amends Item 4 of the Original Schedule 13D by replacing the third sentence of the second paragraph of Item 4 of the Original Schedule 13D with the following sentence:

CUSIP No. 904 311 107	13D	Page 4 of 6

As a result, the Reporting Person beneficially owns shares of Class B Common Stock and Class A Common Stock representing approximately 79.5% of the combined voting power of the Issuer.

In addition, this Amendment amends Item 4 of the Original Schedule 13D by replacing the last paragraph of Item 4 of the Original Schedule 13D with the following paragraph:

Pursuant to the terms of a Lock-Up Agreement between the Reporting Person and the underwriters of the public offering of the Issuer’s Class A Common Stock, which closed on June 1, 2006 (the “Current Lock-Up Agreement”), the Reporting Person is restricted from selling any shares of the Issuer's Class A or Class B Common Stock for a period of 90 days beginning May 25, 2006, unless otherwise agreed to in writing by the underwriters.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5(a) of the Original Schedule 13D in its entirety as set forth below:

(a)          As of the date of this report, the Reporting Person beneficially owns an aggregate of 13,250,100 shares of Class A Common Stock. As noted above, the number of shares beneficially owned by the Reporting Person includes 13,250,000 shares of Class A Common Stock issuable upon conversion of 13,250,000 shares of Class B Common Stock. The Reporting Person’s holdings represent approximately 28% of the Issuer’s outstanding common shares (based upon 47,335,594 shares of Class A Common Stock deemed outstanding assuming issuance of the 13,250,000 shares of Class A Common Stock upon conversion of the outstanding shares of Class B Common Stock). Shares beneficially owned by the Reporting Person represent approximately 79.5% of the total voting power of the combined voting classes of the capital stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

The Reporting Person is entitled to certain rights with respect to the registration of the Issuer’s common stock pursuant to a Registration Rights Agreement dated September 30, 2003 (the “Registration Rights Agreement”) among the Issuer and, among others, the Reporting Person. The Registration Rights Agreement provides for piggyback registration rights pursuant to which the Reporting Person can request registration of their shares when the Issuer registers shares.

The stockholders who are parties to the Registration Rights Agreement have piggyback registration rights which apply when the Issuer registers shares other than pursuant to a Form S-4 or S-8. The Registration Rights Agreement also provides that the number of shares included by any stockholder in an underwritten public offering may be reduced if and to the extent the underwriters for such offering determine that the number of shares to be included in the registration exceeds the number that the underwriters believe they can sell.

CUSIP No. 904 311 107	13D	Page 5 of 6

The Issuer is required to bear all registration fees and expenses related to the registrations under the Registration Rights Agreement, excluding any transfer taxes relating to the sale of the shares held by the Issuer’s existing stockholders, any underwriting discounts or selling commissions and certain expenses that may be necessary to enable the Issuer’s existing stockholders to consummate the disposition of shares in certain jurisdictions. The rights of the holders who are parties to the Registration Rights Agreement terminate upon the earlier of five years from the date of the closing of the Issuer’s initial public offering or, with respect to any holder who holds less than one percent of the Issuer’s outstanding common stock, such time as all of that holder's securities may be sold within a 90-day period in a single transaction under Rule 144 of the Securities Act.

Pursuant to the terms of the Current Lock-Up Agreement, the Reporting Person is restricted from selling any shares of the Issuer's Class A or Class B Common Stock for a period of 90 days beginning May 25, 2006, unless otherwise agreed to in writing by the underwriters. The 90-day restricted period described in the preceding sentence will be automatically extended if: (1) during the last 17 days of the 90-day restricted period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, the Issuer announces that it will release earnings results during the 15-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or announcement of the material news or event.

The above description of the Registration Rights Agreement and the Current Lock-Up Agreement does not purport to be a complete description of the rights and obligations under these agreements. The above description is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which was attached as Exhibit 99.1 to the Original Schedule 13D, and the Current Lock-Up Agreement, a copy of which is attached hereto as Exhibit 99.3. Each of the Registration Rights Agreement and the Current Lock-Up Agreement is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.3	Lock-Up Agreement dated May 25, 2006

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 7, 2006
Date
/s/ Kevin A. Plank
Signature
Kevin A. Plank
Name/Title